FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500  FAX (502) 633-6163

November 16, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated September 23, 2009

File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of September 23, 2009, requesting of certain items with regard to the Form S-1 registration statement filed by the Company on July 1, 2008.

The company will file Amendment No. 3 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 3 pursuant to the Commission’s request:

As a note to this Comment Letter, the page numbers that are referenced in this document are correct with the latest Edgar version.  The page numbers in our redlined document which will be submitted under separate cover may not agree with the EDGAR document because in the differences in formatting.

Commission’s Comment:

FLCR Response:

On August 10, 2007, Alec Stone, then Chairman of the Board of Directors, surrendered 4,581,579 shares of class A common stock, and Isaac Boutwell, former CEO and then Board member, surrendered 10,199,835 shares to the Treasury for the purpose of this offering.  This share surrender was disclosed on Form 8-K on August 14, 2007.  The surrendered Treasury shares will be issued to the holders of the preferred shares upon conversion of the class B preferred stock.  The company will issue a registration statement registering additional class A common stock to the extent that such registration is required in the future.

Commission’s Comment:

FLCR Response:

We removed all references to “reports by market research firms.”

Commission’s Comment:

FLCR Response:

 This description has been provided in the amended registration statement.  A copy of an exemplar stock certificate has been filed as an exhibit to the amended registration statement.  The preferred stock is currently being registered with the Secretary of State in the State of Nevada.

Commission’s Comment:

FLCR Response: The information requested by the Commission is contained in the revised Item 14 of the registration statement.

Commission’s Comment:

FLCR Response:

We expanded the discussion about doubling revenues on page 9 and 10 in the registration statement.  The remainder of the disclosure has been revised accordingly.  Specifically, references to “doubling” have been removed.

The following is our revised statement commencing on page 36 Statements 6 and 7 are new:

Our assumption that we anticipate to be able to increase the revenues through increased products is based on several factors.

1.

Smaller rural agencies do not have the available training and staffing to keep up with changes in the insurance industry and new products.  Many do not offer products from multiple insurance companies.  Many specialize in certain types of insurance.  It is not uncommon for individuals and businesses to work with multiple agents and agencies to find the products they need.

2.

In our mission we believe that by providing a one-stop shop we have the opportunity to pick up additional individual customers and additional businesses.  Many agencies do not have the time to research multiple companies to find the most competitive insurance products.  By providing that service to rural America we expect to enhance revenues.

3.

It is not uncommon for agencies to farm out insurance products to other agencies when they do not have the expertise, the source or the knowledge to provide those products.  Our mission will be to supply those products and support.

4.

Mr. Axline conducted extensive telephone and personal contact interviews prior to his passing last December.  Mr. Axline spent his life servicing agencies all over the United States.  We have replaced Mr. Axline with Ms. Madison who at one point in her career worked with and provided training over 200 agencies while with Pyramid Life.

5.

In the process of testing this business model Mr. Frohreich has conducted interviews with industry executives.   Endorsements of the model were received from these experienced executives.

6.

We anticipate increasing products by two to three fold at each agency as well as doubling the staffing at that agency.  If they have a book of business of over 2,000 clients we may elect to increase staffing to three.

7.

One of the reasons that an agency owner would want to sell their books of business is that they are nearing retirement age and are not as engaged in selling new products to grow their business.  They are no longer in a “building” their business phase.  It is for these reasons that we believe that by installing a new person “fresh blood” at the agency along with the new products the revenues from that book of business will increase.

The product list of new products to be offered is extensive.  Not limited to but inclusive of PPO, HMO, High Deductible, Self Funded, Limited Health Benefits Plan (Mini Med) Prescription assistance with Medicare Part D, Uninsured Prescription discounts Health Savings Account (HSA), Health Reimbursement Account (HRA) Flexible Savings Account (FSA), Health Screening, Health Assessment, Dental, PPO HMO Indemnity Discount Programs as well as Vision, Life, Spouse/Dependent Life, Accident Death and Dismemberment (AD&D) Short-Term Disability, Long-Term Disability, Employee Assistance Programs, Work/Life Solutions

Commission’s Comment:

FLCR Response:

The cover page has been revised.  The language referenced in the SEC’s comment has been removed.

Commission’s Comment:

FLCR Response:

This language has been included throughout the registration statement.  Specifically, this reference has been included on the cover page.

Commission’s Comment:

FLCR Response:

The cover page has been revised to include the statement that there is no minimum amount of securities that must be sold as part of this offering (see our response to Comment 7, above).  The table on the cover page has been revised to include a “proposed maximum” of 1,000,000 preferred shares to be offered.

Commission’s Comment:

FLCR Response:

Our disclosure has been revised as follows:

Our class A common stock is listed on the Over the Counter Bulletin Board under the Symbol “FLCR.”  However, the stock is thinly traded and we cannot give an assurance that liquidity (increased volume) will occur.  Our class B preferred stock will not be traded on any exchange and, therefore, will not have a symbol.

The Market Price for our shares was updated on page 34.   Additionally, on page 24 of the amended registration statement we state:

There Is No Current Market for Our Shares of Preferred Stock

There is currently no market for our shares of preferred stock. The shares you purchase are not traded or listed on any exchange or quotation medium. Our common stock is currently quoted on the Over-the-Counter Bulletin Board. There can be no assurance that an active trading market for our shares, or, if developed, that it will be sustained.

Commission’s Comment:

FLCR Response:

This statement has been included on the cover page of the amended registration statement.

Commission’s Comment:

FLCR Response:

This statement has been eliminated throughout the registration statement.

Correction on page 26 in the amended registration statement:

If you decide to subscribe for any shares in Offering, you must deliver a check or certified funds for acceptance or rejection.  All checks for subscriptions must be made payable to "FullCircle Registry, Inc."

Also a correction on page 26 in the amended registration statement:

Subscriptions will be accepted as they are received, on a continuing basis, until the offering is filled or the offering is terminated. Once we accept subscriptions, the funds will be deposited into an account maintained by us and be immediately available to us. Certificates for shares purchased will be issued within ninety days after a subscription is accepted and "good funds" are received in our account.

Commission’s Comment:

FLCR Response:

This statement has been revised on the cover page of the registration statement as well as other locations in the document.

Commission’s Comment:

FLCR Response:

The income projections have been expanded and assumptions have been discussed beginning on page 13.

Commission’s Comment:

FLCR Response:

Revised language is as follows and is installed on page 5 of the amended registration statement:

Once the agency is identified, we will determine the products offered and then determine what products need to be added.  After the acquisition we will add those additional products to their portfolios and services. With our additional products, we expect to increase the gross revenue with each new agency acquisition when assimilation is completed and new products are installed. With the additional sales force, we expect to begin to experience higher commission rates because we will receive higher performance payout levels with each of our partner insurance companies. Initial plans for our FullCircle wheel of products and services that are in development are: Prescription assistance services, Life insurance, Health insurance (Group and Individual), Auto and Home insurance, Medical Record Storage and our ENC products.  We have identified talent with expertise in all areas except Auto and Home Insurance. As our name, “FullCircle,” implies, we intend to become a full service, one-stop shop for all insurance needs of our clients.

Commission’s Comment:

FLCR Response:

This issue is corrected in the paragraph revision presented above.  We did not intend to imply that an agency will not have some of the products that FullCircle will be offering.  Our intent was to imply that we will have more products available than the target agency currently offers.

Commission’s Comment:

The following paragraph has been added at the top of page 9 in the revised registration statement:

Global Health Management predominately operates with pharmaceutical companies in Tier 1 Countries.  Tier 1 countries refer to those countries that are considered developed countries.  This is common language today in identifying countries that are developed (Tier 1) vs. under-developed (Tier 3) countries.  Tier 1 countries have laws consistent with the United States in the areas of development and protection for consumer products.  These countries all produce medications for the world markets.  Examples of some of those tier one countries are:  United States, Canada, England, France, Germany, Australia, New Zealand, and Israel.

Commission’s Comment:

FLCR Response: The call center agreement was for our beta test only and was defined verbally and in an email.  At this time we do not have a call center agreement since we have no funds to begin our beta tests again.  When we do have funds we now plan to develop our own internal call center with our own employees for better controls.

The following clarification is installed on the bottom of  page 8 of the amended registration statement:

The call center arrangement was for the purpose of running beta tests and was a verbal arrangement.  The call center arrangement was discontinued after our first beta test because of lack of funding to proceed.  We have since determined that we will provide those tests internally.

Commission’s Comment:

FLCR Response:

Page 19 and 20 of the NDA have been attached to Exhibit 10.2.

The following statement is entered on page 11 of the amended registration statement:

FullCircle has entered into an agreement with ACAP Security Inc. to provide payment services to FullCircle.  ACAP Security charges a discount rate for use of its payment services.  Other than the discount rate fee, ACAP does not participate in any revenues received by FullCircle in the sales of its product and services.  ACAP’s payment service is not exclusive to FullCircle and FullCircle has unrestricted rights to engage and use all other payment service providers such as Visa, MasterCard, PayPal, etc.  Either party to the Agreement may terminate the Agreement upon 30 days written notice, at any time, without recourse.  The discount rates are 2.5% for online transactions and 1.6% for purchaser present transactions.  There are no monthly or annual fees and no minimum fee; and no holdbacks or deposits required.

ACAP has made no guarantee or assurance that the use of their payment service will result in any benefit to FullCircle, or that the use of ACAP’s payment services will result in any positive growth to FullCircle, or that ACAP will continue to offer payment services for any amount of time or not increase fees or change terms of the Agreement.

FullCircle has entered into a standard mutual non-disclosure agreement with ACAP to protect the intellectual property rights of FullCircle and ACAP.  The agreement addresses the party's mutual need to protect each others confidential information.  The agreement bids the parties to non-disclosure for a period of five years, subject to the standard statutory, judicial and common law exemptions.

Although ACAP has entered into an agreement with FullCircle to provide payment services, there is no assurance that ACAP will provide the type of services, brand of service or quality of service which will result is any sales of any product or services by FullCircle; nor the acceptance of such services will occur by any actual or potential customer of FullCircle.  ACAP does not in any manner express or imply that it will, or its use will, in any manner aid or result any revenues, financial benefit or economic success to FullCircle or any merchant using the ACAP payment services.

Commission’s Comment:

FLCR Response:

The following statement is offered to expand and clarify Comments 17 and 18 and is installed in the draft on page 11.

FullCircle has entered into an agreement with ACAP Security Inc. to perform merchant account sales as an independent sales organization (MISO).  Under the terms of the Agreement FullCircle is an independent contractor with the non-exclusive rights to sell ACAP payment services.  Upon the sale of such services to a merchant, FullCircle receives a small percentage of the amount of each purchase transaction, where the ACAP payment services used for the payment for the merchant's goods or services.  Generally the amount is a small percentage of the merchant paid discount rate or fee for each transaction.  Commission rates are confidential and proprietary.  The income continues for as long as the merchant continues to use the ACAP services for payments and continues to utilize FullCircle as the account representative for the ACAP service.  Either party to the Agreement may terminate the Agreement upon 30 days written notice, at any time, without recourse.

Schedule A will be attached in the submittal.

Commission’s Comment:

FLCR Response:

This reference has been deleted.

Commission’s Comment:

FLCR Response: Below is our revised statement on page 9, Item 6 of the amended registration statement:

6.  Insurance agents and agencies.

One of the synergies that will exist is that our prescription assistance service will be a product offered to our agents and insurance agencies.  As this expands we expect that the prescription assistance service will be a good source of income.

Commission’s Comment:

FLCR Response: Below is the corrected language in response to Comment 21 on page 10 Item 8.:

We are planning to develop specific web pages to identify and inform potential customers looking for information or education about their ailments.

Commission’s Comment:

FLCR Response:

This disclosure has been revised.

Commission’s Comment:

The “reduction of Debt” subsection and the “Use of Proceeds” section have been revised inn the amended registration statement.

Commission’s Comment:

FLCR Response:

The “Used of Proceeds” section has been revised accordingly.

Commission’s Comment:

FLCR Response:

No minimum purchase will be required to participate in this offering.  The registration statement has been revised throughout accordingly.

Commission’s Comment:

FLCR Response and added to Page 14 of the amended registration statement:

The company has not entered into a formal escrow agreement with any bank.  No written agreement exists and specific terms have not been agreed to.  However, management has contacted Republic Bank, who will open up a separate account for the new funds.  The disclosures in the registration statement have been revised accordingly.

Commission’s Comment:

FLCR Response:

All language referring to an escrow account has been removed.  We did discuss this with the bank and they will set up a separate account but it will not be an escrow account.

Commission’s Comment:

FLCR Response: The following to the Risk Factor has been added to page 18 of the amended registration statement:

Our auditors have indicated there is substantial doubt about our ability to continue as a going concern. Unless we generate profits or raise additional funds we may be required to limit our operations.

In Note 3 to the Consolidated Financial Statements attached hereto beginning at page F-1, our auditors have indicated that due to our losses and negative cash flow from operations there is substantial doubt about our ability to continue as a going concern. As a result of these losses and negative cash flows, if we are unable to generate profits or raise additional funds, we could be required to limit our operations.

Commission’s Comment:

FLCR Response: The following risk factor has been added to the registration statement on page 18:

The Company currently has an approximately $7.5 million operating loss from operations.

Current liabilities exceed current assets of the Company. Losses for the two previous fiscal years are $284,294 for 2008 and $81,797 for year 2007.  As of June 30, 2009, current Liabilities consist predominately of notes and interest on notes, and Accounts payable and is $589,461.  Current Assets consist of cash, which is $14,878.  There is no assurance that this Offering will result in sufficient capitalization of the Company.

As of June 30, 2009, total liabilities exceed total assets of the Company by $380,421.  Total Liabilities consist of notes, interest on notes, and accounts payable and is $739,461 on June 30, 2009 as compared to $668,046 on December 31, 2008.  Total Assets on June 30, 2009 is $359,040 as compared to $378,785 on December 31, 2008.

Commission’s Comment:

FLCR Response:

The following language has been added to the amended registration statement on Page 8:

AMPO  and FullCircle began sharing the same offices in September 2006 when AMPO came into financial difficulties.  FullCircle provided funding for the space, the phone lines, and the Utilities.  When AMPO elected to cease operations they vacated our premises and AMPO as an entity was discontinued in 2007.  We had access to all of the database, software, equipment and the records.  There were no financial considerations other than the fact that FullCircle had purchased half of the stock in AMPO.  AMPO closed its operation and walked away.

Added on page 8

The GE Wellness and other GE agreements were identified in the 2006 10KSB:

Our main focus to date is to continue to support the expansion of the AMPO II, Inc. business model and to market the GE Dental and Vision Program to large groups and associations.  It is management’s opinion that due to the rising cost of benefits particularly traditional health insurance, employers will be transferring, more and more, the cost of benefits to the employee. We feel that the trend will continue toward a voluntary benefit environment and we feel that the GE Dental and Vision Program will be a strong player in that arena due to name recognition, value of benefits and pricing. Our original contract with GE Wellness which was consummated in September of 2004, only afforded us a small commission for selling the Dental and Vision Program.  The GE Wellness structure was targeted toward a direct to consumer marketing model.   In mid 2005, a division of GE Consumer Finance was formed called Benefit Solutions by GE.  In the late fall of 2005, Mr. Oakley started negotiations for a B to B marketing contract.   After visits by GE to our Louisville office and to AMPO II, Inc. operations center, we were able to consummate the wholesale agreement with Benefit Solutions by GE.

A GE Dental Member will be able to go to the Dentist within the Network and receive an exam, bite wing xray and diagnosis without one any out of pocket cost.  With GE Dental covering 170 American Dental Association (ADA) codes the member will know exactly what their out of pocket cost will be after the GE Dental discounts.  With a family and extended family being eligible for the covered procedure discounts, the monthly cost for that family is only $10.95 per month and will include access to the AMPO II, Inc. prescription programs.

When compared to traditional dental insurance, the GE Dental and Vision Programs are very competitive.  With traditional the insured must meet a deductible and co-payment, which are generally 50% of the cost of the procedure.  With GE Dental the visit to the dentist with diagnosis is free and the member will enjoy discounts from 40 to 70% depending on the procedure.  The GE Vision Program carries deep discounts at most of the major vision care providers.

The significance of the wholesale agreement between Full Circle and Benefits Solutions by GE is that FullCircle will pay a flat wholesale price for the membership as opposed to the “street contract” of a managing producer.  Because of the nature of this agreement are able to recruit producers and managing producers and manage through our contract.  We are currently in the process of recruiting some managing producers that will be able to get the GE Program in front of some very large employer groups and associations.  These managing producers will be paid through our contract; therefore, our company will receive all revenues and maintain control of the relationship.  Additionally, our wholesale agreement is one of a very few in existence throughout the country.

One very subtle, yet powerful, component to the marketing of the GE Dental and Vision is that we will be capturing members and member’s families information into our database thus giving us the opportunity to up sale other products.  Those products will not only include the ENC Emergency Notification Service, as well as the FullCircle core programs such as storing and securing critical information and documents.  In addition, we will be able to market the GE Prepaid Legal Plan and Identity Theft Program of which we have a wholesale agreement with Benefit Solutions by GE. It is our plan to start marketing the GE Legal and ID Theft Program in early to mid 2007.

GE vacated the group wellness program division in 2007 and disbanded all of their employees.

Commission’s Comment:

FLCR Response:

The following statement was added to page 8 in of the amended registration statement:

FullCircle paid $368,746 for half the stock in AMPO II and now holds all of the assets of AMPO II a discontinued company.

Commission’s Comment:

FLCR Response:

This disclosure has been revised accordingly.

Commission’s Comment:

FLCR Response:

The  statements contained in the Commission’s comment were revised and re-written as follows on page 18.  This correction is the same to resolve Comment 31 as well:

The market for insurance and pharmaceutical products is highly competitive.  There are thousands of insurance agencies, insurance companies, and pharmacies nationwide.  There can be no assurance that we consistently will be able to undertake projects that will prove profitable to us in view of the intense competition to be encountered by us in all significant phases of our activities.  The list would include local insurance agencies, insurance companies such as Northwestern Mutual, Allstate, Wells Fargo, Farm Bureau, and State Farm, etc.  Some agencies such as State Farm, Allstate, and Farm Bureau are exclusive for the insurance company and other agencies are independent.

Commission’s Comment:

FLCR Response: The following risk factor has been added inserted after the 7.5 million operating loss statement on page 18:

Proceeds of the offering may be inadequate to provide proper funding for the company to survive.

Because there is no minimum amount of proceeds required to complete the Offering, the Offering proceeds may be utilized for salaries, offering expenses, and other general corporate expenditures and there may be insufficient funds available, if at all, to implement any of the proposed revisions, business plans, expansions or acquisitions.

Commission’s Comment:

FLCR Response:

The following risk factor has been added on page 19:

Our revenues are derived from a limited number of insurance and prescription services customers.  If our clients no longer invest in insurance products or purchase prescriptions, our business, financial condition or results of operations may be materially adversely affected.

Our revenues are from premium-based fees and prescription services. Specifically, the Company provides customers with insurance and/or prescription services.   Until such time as funds are obtained through this Offering, we will be unable to actively market our services to new customers.  In the event that we cannot obtain new customers or our customers no loners invest in insurance products or purchase prescriptions through our prescription services program, our revenues could dramatically decrease, which could have a material adverse effect on our business, financial condition or results of operations.

Commission’s Comment:

FLCR Response:

The following comment has been added to the amended on page 33 in the registration statement:

Since the current CEO was installed in December 2007 all shares for services and cash have been issued at the fair market value of the stock at the time of the request for the issue.  Our stock is volatile and as presented in the chart on page 28 has ranged from .004 to .05 in the last twelve months.  It is the intention of the company to issue shares of class A common stock, warrants, and options at market price.

Since our common stock trades publically and our share price is readily ascertainable, the Company has determined that there was no need to hire a valuation specialist to determine the value of the class B preferred stock. The class B preferred stock is being issued at $1.00 per share.  Each share is convertible into 10 shares of class A common stock two years after issuance.  Further, the preferred stock bears a dividend of 2% of its value each year until converted.  Given the value of the underlying common stock, the revenue projections discussed previously in this Prospectus, and the 2% dividend, the Company has determined that a $1.00 price is appropriate.   See a discussion of the Company’s revenue projections beginning at page 12.

The CEO has been given the authority from the Board of Directors to issue shares at or above market value for needed capital and services.  All new share issues are approved by the Board of Directors prior to the request given to our transfer agent for issue.   The Board has approved and ratified the issuance of the class B preferred stock at the value described in this Prospectus.

Commission’s Comment:

FLCR Response:

The following are the charts to be added for the G&A expenses for 2007, 2008 and for YTD through June 2009.  This replaces the chart that was provided on page 25 of the EDGAR document and page 28 of the amended registration statement:

G&A expenses before adjustments
				Jan - June 30,
Expense		2007	2008	2009
1	Contract Labor	$20,836	$42,684	$9,878
2	Payroll Expenses	$34,656	$35,438	$20,942
3	Travel & Ent	$1,818	$26,512	$8,736
4	SEC Audit Fees	$14,800	$24,866	$28,445
5	Consulting Fees	$35,556	$24,794	$-
6	Legal Fees	$19,410	$21,776	$10,419
7	Accounting Fees	$11,950	$16,273	$1,050
8	Insurance	$9,023	$15,116	$5,031
9	Database Valuation Expense	$-	$12,650	$3,725
10	Amortization Expense/Depreciation	$11,113	$12,292	$12,292
11	Rent	$10,000	$9,000	$4,500
12	Telephone	$4,609	$6,353	$2,854
13	Call Services	$683	$5,942	$530
14	Office Supplies	$1,641	$4,309	$956
15	Agent Recruitment	$-	$4,000	$-
16	Equipment Rental	$2,364	$3,073	$-
17	Misc.	$907	$2,720	$737
18	Internet Services	$1,716	$2,174	$1,000
19	Utilities	$1,538	$2,115	$694
20	Postage and Delivery	$327	$2,091	$1,190
21	SEC Filing Fees, Action Stock	$2,690	$1,995	$1,065
22	Printing and Reproduction	$1,040	$1,919	$1,432
23	Art & Web Design	$-	$1,600	$532
24	Stock Transfer Fees	$2,051	$1,345	$144
25	Taxes	$5,371	$658	$175
26	Equipment Purchase	$-	$586	$-
27	Training - Continued Education	$-	$319	$59
28	Licenses and Permits	$426	$300	$75
29	Advertising	$-	$245	$195
30	Dues and Subscriptions	$-	$211	$773
31	Bank Charges	$159	$115	$40
32	Marketing	$1,209	$-	$500
33	Finance Charges	$-	$-	$840
Total Selling and G&A before Adjustments		$195,892	$283,471	$118,810

Note Interest		$39,697	$41,869	$20,594

The following notes have been added below the chart on page 28 of the registration statement.

Notes to chart:

Ranking established for last full year of G&A for 2008.

G&A was increased during 2008 to implement new business plan because of expectation of funding.

Discussion of issues pertaining to larger expenses in 2008 is as follows:

Item 1.  Includes IT support, part time accounting, part time reception.

Item 2.  Payroll is the Office manager in the second half of 2008 and some income for our officers.

Item 3. The cost of the CEO commuting 300 miles each way to be in the office every other week during 2008.

Item 4.  Items 4, 6, 7, 9, and 21 represent the cost of regulatory compliance totaling $77,560 for six months ended June 30, 2009.

Item 5.  Agents that were brought inside during the first half of 2008 to assist in the development of the business plan.

Item 10.  Depreciation of the database in 2008 and 2009.

Item 13.  Maintaining our ENC and Medical Records Storage Call Services.

Item 15.  We offered a stock incentive for four agents to join our company.

The following was installed on page 29 to answer Comment 36 part 2 and 3:

Expenses

The above list discusses the larger expense items listed.  Most of our increase in expenses in 2008 from 2007 were a result in the increased costs for professional services in the application process for our funding.  In addition we began to energize our business plan and incurred increases in contract labor to assist in the development of our web pages, assistance in refining the business plan, and design of brochures and other materials.  Payroll expenses have increased some because we have added additional office help.  Travel expenses increased when the new CEO began to travel to our office on a weekly basis in 2008.

Other than SEC compliance expenses and the application for funding expenses, most other variable expenses have been curtailed pending funding.  Accounting fees have dropped considerably for 2009 since our CEO and not an external CPA now produce most of the financial schedules.  We do engage a local CPA for monthly audits of our books.

Changes in Revenues Cost of Sales, and gross profit from 2007 through June 30, 2009 added on page 29 of the registration statement.

Revenues

Revenues in year 2007 were predominately insurance sales.  In 2008 as we increased our attention to insurance sales the revenues continued to increase during the first half of the year.  When the economy issues began to cause the drop in insurance sales along with the negative press for insurance companies we found it necessary to pull back in that business activity.  Also, because of the lack in funding in late 2008 and 2009 we found it difficult to properly launch our agency acquisition program so that part of our business plan was also placed on hold pending funding. In late 2008 and into 2009 we transitioned into our new prescription assistance business and experienced a significant drop in gross revenues because it was a new business and we could not afford to properly market this new venture.

Please view our five-year pro forma on page 13 that identifies estimated revenues from each segment of our business.

Cost of Sales

Cost of sales are predominately commissions in the insurance business.  We manufacture nothing.  Commissions vary on the type of product sold.  In 2007 Cost of Sales averaged 68% of revenues.  In 2008 our Cost of Sales averaged 66% of revenues.  Since we transitioned into prescription assistance services in 2009 our Cost of Sales dropped significantly to about 2%.  Most of our sales in 2009 were company generated and did not require commissions to be paid.  When we receive funding and begin to service our agents with brochures and other marketing materials we expect our prescription services cost of sales to increase.  In addition, when funding is available we will pursue insurance products again that will have a higher commission (cost of sales) level.

Please view our five-year pro forma on page 13 that identifies estimated cost of sales from each segment of our business.

Gross Profit

Our gross profit from 2007 was $20,984, $38,327 in 2008 and $8,244 in the first six months of 2009.  As discussed above our revenues and gross profit began to subside in the second half of 2008 because of the economy and our lack of funding to continue our growth in that business sector.  Limited capital resources were directed at the S-1 application and the new prescription services in the last half of 2008 and the first half of 2009.

Please view our five-year pro forma on page 13 that identifies estimated gross profit in our new business model once funding is available.

Commission’s Comment:

FLCR Response:

No verbal or formal written contracts have been entered into with any shareholders and/or accredited investors.  This has been disclosed in the amended registration statement.

Commission’s Comment:

FLCR Response:

The chart entitled “Related Note Holders for Periods 2006, 2007, 2008 and June 2009” has been included in this amended registration statement.

Related note holders for periods 2006, 2007, 2008 and June 30, 2009

Date	Affiliated Lender	Loan Amount	(Repayment)	Balance
6/30/2009	Alec Stone, Major Stockholder	$-	$-	$67,963
	Isaac Boutwell, Director	$-	$-	$80,600
	Norman L. Frohreich, CEO	$20,000	$-	$120,000
	Robert Swan, Major Stockholder	$-	$-	$50,000
	Carl Austin, Major Stockholder	$-	$-	$100,000
	Total	$20,000	$-	$418,563

12/31/2008	Alec Stone, Major Stockholder	$-	$-	$67,963
	Isaac Boutwell, Director	$-	$-	$80,600
	Norman L. Frohreich, CEO	$-	$-	$100,000
	Robert Swan, Major Stockholder	$50,000	$-	$50,000
	Carl Austin, Major Stockholder	$100,000	$-	$100,000
	Total	$150,000	$-	$398,563

12/31/2007	Alec Stone, Major Stockholder	$60,000	$-	$67,963
	Isaac Boutwell, Director	$55,600	$-	$80,600
	Norman L. Frohreich, CEO	$50,000	$-	$100,000
	Richard Davis, Stockholder (A)	$-	$-	$15,000
	Peter Mangin, Stockholder (A)	$-	$-	$25,000
	Gary Grant, Stockholder (A)	$-	$(10,000)	$-
	James Hood, Stockholder(A)	$-	$-	$20,000
	Total	$165,600	$(10,000)	$308,563

12/31/2006	Alec Stone, Director	$7,963	$(44,537)	$7,963
	Isaac Boutwell, Stockholder	$25,000	$-	$25,000
	Richard Davis, Stockholder (A)	$-	$-	$15,000
	Peter Mangin, Stockholder (A)	$-	$(25,000)	$25,000
	Gary Grant, Stockholder (A)	$20,000	$(10,000)	$10,000
	James Hood, Stockholder (A)	$30,000	$(10,000)	$20,000
	Total	$82,963	$(89,537)	$102,963
(A) Not related after 2007

The definition of related party is defined as large holders of stock, our directors, or our officers of the company.

Non-officer and non-director related parties are:

Alec Stone with 5,216,579 shares or 6.58% of the outstanding shares on June 30, 2009

Robert Swan with 4,916,667 shares or 6.20% of the outstanding shares on June 30, 2009.

Carl Austin with 2,635,000 shares or 3.33% of the outstanding shares on June 30, 2009.

The above listed investors are major stockholders and are considered related because of their large holdings and because they have provided capital as needed for operations.  No other arrangements or agreements exist with the related parties listed.

Commission’s Comment:

FLCR Response:

A brief description of the terms of the agreement have been disclosed on page 9 as follows:

We have an agreement with Global Health Management, who is a licensed pharmacy in the United States and Canada.  Pursuant to the agreement, the Company receives commissions on a monthly basis after the close of each month.  There are no exclusive rights to this service with Global Health Management.  They offer these services to other companies.  There are no term/termination provisions in the agreement.  It is through this arrangement that we provide our customers the ability to “shop the world” for best pricing on medications.

Commission’s Comment:

FLCR Response:

This statement regarding Mr. Tinsley on page 44 of the registration statement has been changed as follows:

Mr. Tinsley retired after he sold his pharmacy business in 2005. He was contacted by the CEO and asked to join FullCircle in 2008.  Mr. Tinsley has come out of retirement to assist FullCircle with the implementation of the business plans.  Mr. Tinsley receives no salary and is a stockholder in FullCircle.

Commission’s Comment:

FLCR Response:

Mr. Jackson and Ms. Madison’s shares value are disclosed in the chart for “Compensation of Officers and Directors” on page 46.  As in all other shares for services their shares were valued at .04 per share, which was the market price for our stock at the time.  Mr. Jackson and Ms. Madison were offered 25,000 shares each for a token of appreciation for them joining our company and providing assistance and services.

Commission’s Comment:

Company Response:

This item has been revised.  See the “Security Ownership of Directors and Management” chart contained in the amended registration statement.

Commission’s Comment:

FLCR  Response:

This item has been revised on page 47 of the registration statement.  The lawsuit was dropped.

Commission’s Comment:

FLCR Response:

The Company’s disclosure has been revised.  The following revisions appear in Note 1(b) to the financial statements.

Management receives statements from insurance companies once an application for insurance is accepted and the insurance company determines a premium.

Management reconciles each and every statement from the insurance companies before any commission check is processed.  The insurance companies provide management with a printout each week on the processed insurance sales.  The statement of our account each week includes the policy number, the plan name, the issue date, the insured’s name, the annualized premium, the premium payment, the commission rate, the split if any, and the commission earned.

Commission’s Comment:

FLCR Response:

The Company’s disclosure has been revised.  This revision appears in Note 1(b) to the financial statements.

Commission’s Comment:

FLCR Response:

This correction has been made to the amended registration statement on page F-10 under subsection (h) “Property and Equipment.”

The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets.  Depreciation expense for year ended December 31, 2007 is $11,112. They are $0 and $0 for periods ended December 31, 2008 and June 30, 2009 respectively because all furniture and equipment have been fully depreciated in 2007.

Commission’s Comment:

FLCR Response:

In 2007 management did not have the capability to use the database.  We did not have the internal IT capability to verify and manage the content since that IT capability left with the departure of AMPO II.  The IT services to perform the report writing capability, working inside the database, and the assistance to perform other functions inside the database had to be found.  In late 2007 we found an IT expert to perform the testing and to write the reports that were needed to find our information. This service was a part time “as available” service and it took some time for us to find out our answers.  We were not able to have proper discovery until the second quarter of 2008.  This is when we decided to move the company into prescription services, develop an offering for funding, and take advantage of the asset.

During this period of time it was finally determined that the database had a value in excess of the investment. The database was immediately placed into an intangible asset with a depreciation schedule as soon as this discovery occurred in the third quarter of 2008.

Commission’s Comment:

FLCR Response:

We have revised our amortization schedule of the database to five years.  The change will be reflected beginning July 1, 2009 and will be reflected in the forthcoming filing of our September 10Q.

Commission’s Comment:

FLCR Response:

In 2003, when the warrants were issued, they were mentioned in the EDGAR filings but not disclosed in the financial statements. The warrants were cancelled in 2004.  Following their issuance, no warrants were exercised, and no stock was issued on the warrants.  In short, the issuance and subsequent cancellation do not have any impact on the financial statements of the company.  The removal of the warrants was accounted for in 2007.When I became CEO I reviewed all of the past records and made the proper entries to correct the situation.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President